UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LJ International Inc.

(Name of Issuer)

$0.01 Par Value Share

(Title of Class of Securities)

G55312105

(CUSIP Number)

Yu Chuan Yih

Unit #12, 12/F, Block A

Focal Industrial Centre

21 Man Lok Street

Hung Hom, Kowloon, Hong Kong

(852) 2764 3622

With copies to:

Joseph W.K. CHAN

Sidley Austin LLP

Suite 1901, Shui On Plaza

No. 333 Middle Huai Hai Road

Shanghai 200021

China

(86) 21 2322 9322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: YU CHUAN YIH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: KA MAN AU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: HON TAK RINGO NG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: HOI TSUN PETER AU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: YUIN CHIEK LYE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION MALAYSIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: HOI YEE VICKY CHAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: ZHICHENG SHI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: PRIMEON, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: HILLSIDE FINANCIAL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G55312105

1.	NAME OF REPORTING PERSON: SHILIN INVESTMENTS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF MAINE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

Introductory Note

This Amendment No. 1 (this “Amendment”) is filed jointly by Mr. Yu Chuan Yih (“Mr. Yih”), Hon Tak Ringo Ng (“Mr. Ng”), Ms. Ka Man Au (“Ms. Au”), Mr. Hoi Tsun Peter Au (“Mr. Au”), Yuin Chiek Lye (“Mr. Lye”), Ms. Hoi Yee Vicky Chan (“Ms. Chan”, together with Mr. Ng, Ms. Au, Mr. Au, Mr. Lye, the “Management Shareholders”), Zhicheng Shi (“Mr. Shi”), Primeon, Inc. (“Primeon”), Hillside Financial (“Hillside”) and Shilin Investments (“Shilin”, together with Mr. Shi, Primeon and Hillside, the “Mr. Shi Shareholders”, together with Mr. Yih and the Management Shareholders, the “Reporting Persons”).

This Amendment amends and supplements the Schedule 13D with respect to LJ International Inc. (the “Company”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 3, 2013 (the “Original Schedule 13D”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used but not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On July 9, 2013, at 10:00 am (Shenzhen time), an extraordinary general meeting of shareholders of the Company was held at 10th Floor, Block 18, Free Trade Zone, Shatoujiao, Shenzhen, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favor of the proposal to authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company did not receive a notice of objection from any shareholders prior to the vote to approve the merger, which is required for exercising any dissenter rights.

On July 30, 2013, the Company and Merger Sub filed articles of merger with the British Virgin Islands Registry of Corporate Affairs (“Registry”), which was registered by the Registry as of July 30, 2013, pursuant to which the Merger became effective on July 30, 2013. As a result of the Merger, the Company ceased to be a publicly traded company and has become a wholly owned subsidiary of Parent.

At the effective time of the Merger, each outstanding Share, other than the Shares beneficially owned by Mr. Yih, the Management Shareholders and the Mr. Shi Shareholders, has been cancelled in exchange for the right to receive $2.00 per Share in cash without interest. In addition, each option to purchase Shares (a “Company Option”) pursuant to the Company’s 1998 Stock Compensation Plan, 2003 Stock Compensation Plan, 2005 Stock Compensation Plan and 2008 Stock Compensation Plan and all amendments and modifications thereto, vested or unvested, other than those held by the Management Shareholders that were outstanding and unexercised as of the effective time of the Merger, has been cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the total number of Shares issuable upon exercise of such Company Option immediately prior to the effective time of the Merger multiplied by the excess, if any, of $2.00 over the exercise price payable per Share issuable under such Company Option. At the effective time of the Merger, the Shares and the Company Options beneficially owned by the Reporting Persons have been cancelled for no consideration.

As a result of the merger, the Shares will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”). NASDAQ has filed an application on Form 25 with the SEC to remove the Shares from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company’s obligations to file with the SEC certain reports and forms, including Form 20-K and Form 6-K, were suspended by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

As a result of these transactions, the Reporting Persons no longer beneficially own any Shares of the Company.

Item 5.    Interest in Securities of the Issuer

(a) As of the date of this Schedule, the Reporting Persons do not beneficially own any Shares.

(b) As of the date of this Amendment, the Reporting Persons do not beneficially own any Shares. As such, the Reporting Persons do not have any voting power over any Shares.

(c) Except for the transactions described in Item 4, none of the Reporting Persons effected any transactions in the Shares during the past 60 days.

(d) Not applicable.

(e) July 30, 2013

Item 7.    Material to Be Filed as Exhibits

Exhibit 7.1	Joint Filing Agreement by and among the Reporting Persons dated August 12, 2013

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:    August 12, 2013

Yu Chuan Yih

By: /s/ Yu Chuan Yih

Hon Tak Ringo Ng

By: /s/ Hon Tak Ringo Ng

Ka Man Au

By: /s/ Ka Man Au

Hoi Tsun Peter Au

By: /s/ Hoi Tsun Peter Au

Yuin Chiek Lye

By: /s/ Yuin Chiek Lye

Hoi Yee Vicky Chan

By: /s/ Hoi Yee Vicky Chan

Zhicheng Shi

By: /s/ Zhicheng Shi

Primeon, Inc.

By: /s/ Zhicheng Shi
Name: Zhicheng Shi
Title:

Hillside Financial

By: Zhicheng Shi
Name: Zhicheng Shi
Title:

Shilin Investments

By: /s/ Zhicheng Shi
Name: Zhicheng Shi
Title:

LIST OF EXHIBITS

Exhibit No.	Description

Exhibit 7.1	Joint Filing Agreement by and among the Reporting Persons dated August 12, 2013